

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2016

Matthew M. Peakes
Chief Executive Officer
DGSE Companies, Inc.
15850 Dallas Parkway, Suite 140
Dallas, Texas 75248

     **Re: DGSE Companies, Inc.
            Preliminary Proxy on Schedule 14A
            Filed August 31, 2016
            File No. 001-11048**

Dear Mr. Peakes:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Mara L. Ransom

                           Mara L. Ransom
                           Assistant Director
                           Office of Consumer Products